SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K




                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1997




                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN
                            (full title of the Plan)


                           [Current Reg. No. 33-04711]


                          Lincoln National Corporation
                              200 East Berry Street
                            Fort Wayne, Indiana 46802
                 (name of Issuer and principal executive office)

                                    Form 11-K
                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit Sharing Plan


                                TABLE OF CONTENTS



                     Facing Sheet

                     Financial Statements

                     Signature

                                      -ii-







                           ANNUAL REPORT ON FORM 11-K

                              FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1997

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                               FORT WAYNE, INDIANA

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                              Financial Statements



                  Years ended December 31, 1997, 1996 and 1995




                                    Contents



Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . .1


Audited Financial Statements

Statements of Net Assets Available for Plan Benefits . . . . . . . . . . . . .2
Statements of Changes in Net Assets Available for Plan Benefits  . . . . . . .3
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . .4

                         Report of Independent Auditors



Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




Ernst & Young LLP

March 20, 1998
Fort Wayne, Indiana

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                                                                              December 31
                                                                                     1997                  1996
                                                                                     ----                  ----
Assets
Investments:
 Common stock--Lincoln National Corporation
 (cost:  1997-$31,095,120; 1996-$31,457,823)                                  $61,674,219            $45,079,808

 Norwest Bank Short-Term Investment Fund                                        1,807,117                   --

 Pooled separate accounts--The Lincoln National
  Life Insurance Company Separate Accounts
  (cost: 1997-$33,536,806;1996--$24,356,726)                                   51,104,187             36,246,117

 Investment contracts --
  The Lincoln National Life Insurance Company                                  10,993,958             10,412,955

 Participant loans                                                              4,980,382              3,724,214
                                                                             ------------            -----------
                                                                              130,559,863             95,463,094

Accrued interest receivable                                                         7,758                 10,212

Cash and invested cash                                                                847                 17,083

Other receivables                                                                    --                   24,480

Contributions receivable:
 Participants                                                                        --                  161,828
 The Lincoln National Life Insurance Company                                    4,318,154              3,203,212
                                                                             ------------            -----------

Total assets                                                                  134,886,622             98,879,909

Liabilities
Miscellaneous payables                                                              --                   134,520
                                                                               -----------           ------------

Net assets available for plan benefits                                       $134,886,622            $98,745,389



See accompanying notes.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                                  Year ended December 31
                                                                         1997              1996             1995
                                                                         ----              ----             ----

Investment income:
 Cash dividends--Lincoln National Corporation                     $ 1,604,366      $ 1,552,560      $ 1,414,060

 Interest:
  The Lincoln National Life Insurance Company                         690,992          577,671          841,750
  Other                                                               320,146          332,634          246,464
                                                                   ----------        ---------       ----------
                                                                    1,011,138          910,305        1,088,214
                                                                    ---------        ---------        ---------
                                                                    2,615,504        2,462,865        2,502,274
Net realized gain on sale, distribution and forfeitures of investments:
 Common stock--Lincoln National Corporation                         4,343,393        2,196,645        2,236,343

 Pooled separate accounts--The Lincoln National
  Life Insurance Company Separate Accounts                          2,482,267        1,056,483          864,428
                                                                    ---------        ----------      ----------
                                                                    6,825,660        3,253,128        3,100,771

Net unrealized appreciation of investments                         22,635,104          301,572       18,165,654

Contributions:
 Participants                                                       4,839,046        4,604,114        4,724,597

 The Lincoln National Life Insurance Company
  (net of forfeitures: 1997--$12,050;
   1996--$5,566; 1995--$6,078)                                      5,430,354        3,735,645        3,087,927
                                                                  -----------        ---------        ---------
                                                                   10,269,400        8,339,759        7,812,524

Distributions to participants                                      (6,096,184)      (5,476,308)      (5,949,349)
Administrative expenses                                              (108,251)         (86,481)         (79,139)
                                                                  ----------        ----------     ------------
Net increase in net assets available for plan benefits             36,141,233        8,794,535       25,552,735

Net assets available for plan benefits
  at beginning of the year                                         98,745,389       89,950,854       64,398,119
                                                                  -----------       -----------      ----------

Net assets available for plan benefits
  at end of the year                                             $134,886,622      $98,745,389      $89,950,854


See accompanying notes.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                          Notes to Financial Statements


1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Norwest Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Company"). Contract value represents net contributions plus interest at the contract rate. The contracts are fully benefit responsive.

Participant loans are valued at cost which approximates fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. Description of the Plan

The Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible agents of the Company. Any person 21 years of age or older who is a full-time agent of the Company is eligible to enroll in the Plan if the agent has completed one eligibility year of service as defined in the Plan agreement. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of earned commissions, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

Participants direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the plan year for which they were contributed.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


2. Description of the Plan (continued)

The Company's contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's return on equity in relation to similar companies in the insurance industry. The Company's contributions are invested in the LNC Common Stock Fund. Agents are fully vested in their contributions. The Company contributions vest based upon years of service as defined in the Plan agreement as follows:

Years of Service                                                  Percent Vested
1                                                                             0%
2                                                                            50%
3 or more                                                                   100%

In early 1998, an amendment was adopted by the Board of Directors of the Company approving certain provisions to the contribution formula which was effective for the 1997 plan year. During 1995, the Board of Directors of the Company approved certain revisions to the contribution formula which was effective for the 1996 plan year. In 1995, the Company used a transitional approach of the greater of the old or new contribution formula which resulted in a contribution based on the new formula.

The Company has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Company contributions.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


3. Investments

The following is a summary of assets held for investment:


                                                        December 31, 1997                    December 31, 1996
                                                 Number of           Market      Number of                Market
                                              Shares/Units            Value   Shares/Units                 Value
Quoted Market Value:
Common stock--LNC                                  789,430     $61,674,219*            858,663      $45,079,808*

Pooled separate accounts--with the Company:
  Government Bond Fund                         261,930.867         423,797         319,334.099          480,701
  Core Equity Fund                           1,429,480.452      15,723,099*      1,295,357.182       10,726,542*
  Medium Capitalization
   Equity Fund                                 974,528.962       9,829,271*        991,548.636        8,988,074*
  Short-Term Fund                              904,830.388       2,629,519         485,933.152        1,340,243
  Government/Corporate
   Bond Fund                                   163,420.177         876,241         196,953.329          966,139
  Large Capitalization
   Equity Fund                               1,212,360.575       9,168,971*      1,133,678.280        6,513,579*
  Balanced Fund                                132,931.628         695,965          91,023.162          401,269
  High Yield Bond Fund                         485,187.946       1,126,837         214,695.508          447,340
  Small Capitalization
   Equity Fund                                 810,613.569       3,270,682         500,743.628        1,629,157
  Value Equity Fund                          1,577,096.377       3,356,102         705,183.942        1,122,754
  International Equity Fund                    830,895.558       4,003,703         723,943.712        3,630,319
                                                                 ---------                            ---------
     Total pooled separate accounts                             51,104,187                           36,246,117

                                                       Par                                  Par
                                                      Value                                Value

Contract Value:
Investment contracts
 with the Company                              $10,993,958      10,993,958*        $10,412,955       10,412,955*

Estimated Value:
Norwest Bank short-term
 investment fund                                 1,807,117       1,807,117                 --               --
Participant loans                                4,980,382       4,980,382           3,724,214        3,724,214
                                                             -------------                            ---------

     Total investments                                        $130,559,863                          $95,463,094


* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


3. Investments (continued)

Net realized gain on sale, distribution and forfeitures of investments is summarized as follows:

                                                                               Year ended December 31
                                                                  1997                1996                 1995
                                                                  ----                ----                 ----
Common stock:
 Proceeds from disposition of  stock                       $11,100,882          $9,419,060          $10,013,495
 Cost of stock disposed                                      6,757,489           7,222,415            7,777,152
                                                           -----------         -----------          -----------
Net realized gain on sale, distribution and
 forfeitures of common stock                              $  4,343,393          $2,196,645           $2,236,343

Pooled separate accounts:
 Proceeds from disposition of units                        $12,728,284          $4,948,738           $4,627,606
 Cost of units disposed                                     10,246,017           3,892,255            3,763,178
                                                            ----------           ---------            ---------
Net realized gain on sale, distribution and
 forfeitures of pooled separate accounts                  $  2,482,267          $1,056,483             $864,428


The net change in unrealized appreciation (depreciation) of investments in total and by investment classification as determined by quoted market price is summarized as follows:

                                                                               Year ended December 31
                                                                  1997               1996                 1995
                                                                  ----               ----                 ----

Market value in excess of cost:
 At beginning of the year                                  $25,511,376        $25,209,804         $  7,044,150
 At end of the year                                         48,146,480         25,511,376           25,209,804
                                                           -----------         -----------          ----------
Change in net unrealized appreciation
 of investments                                            $22,635,104      $     301,572          $18,165,654

Common stock                                               $16,957,113        $(2,990,993)         $12,966,702
Pooled separate accounts                                     5,677,991          3,292,565            5,198,952
                                                           -----------          ---------           -----------
Change in net unrealized appreciation
 of investments                                            $22,635,104      $     301,572          $18,165,654




The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 6.60%, 6.82% and 6.75% in 1997, 1996 and 1995, respectively. The credited interest rate for new contributions, which approximates the current market rate, at December 31, 1997 and 1996, were 6.00 % and 7.00%, respectively The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1997 and 1996 were 6.50% and 6.80%, respectively, and are determined based upon the performance of the Company's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on the Company's ability to meet its financial obligations from the general assets of the Company. The fair value of the investment contracts approximates contract value.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

                                                           Investment Options
December 31, 1997                    Total          1            2             3              4            5             6

Assets
Investments:
 Common stock                 $ 61,674,219   $61,674,219
 Short-term investment fund      1,807,117     1,807,117
 Pooled separate accounts       51,104,187                  $ 423,797                  $15,723,099  $ 9,829,271     $2,629,519
 Investment contracts           10,993,958                              $10,993,958
 Participant loans               4,980,382
                                ---------     ----------      -------    ----------     ----------    ---------      ---------
     Total investments         130,559,863    63,481,336      423,797    10,993,958     15,723,099    9,829,271      2,629,519

Accrued interest receivable          7,758         7,758
Cash and invested cash (deficit)       847                       (122)         (727)        (1,217)        (863)          (227)
Contribution receivable--
 The Lincoln National Life
   Insurance Company             4,318,154     4,318,154
                                 ---------     ---------      -------    ---------      ----------    ---------      ---------
    Total assets               134,886,622    67,807,248      423,675    10,993,231     15,721,882    9,828,408      2,629,292


Net assets available for       ----------     ---------       -------    ---------      ----------    ---------      ---------
plan benefits                 $134,886,622   $67,807,248     $423,675   $10,993,231    $15,721,882   $9,828,408     $2,629,292


                                                            Investment Options
December 31, 1997             7            8           9            10            11             12          13              Loans

Assets
Investments:
 Common stock
 Pooled separate
  accounts                $876,241   $9,168,971     $695,965   $1,126,837    $3,270,682     $3,356,102   $4,003,703
 Investment contracts
 Participant loans                                                                                                      $4,980,382
                          --------    ---------      -------    ---------     --------       --------     ---------     ----------
      Total investments    876,241    9,168,971      695,965    1,126,837     3,270,682      3,356,102    4,003,703      4,980,382

Accrued interest receivable
Cash and invested
 cash (deficit)               (170)        (995)          21         (141)          (24)          (198)        (490)         6,000
Contribution receivable--
 The Lincoln National Life
   Insurance Company
                           -------    ---------      -------    ---------     ---------       ---------   ---------      ---------
     Total assets          876,071    9,167,976      695,986    1,126,696     3,270,658       3,355,904   4,003,213      4,986,382


Net assets available for   ------     --------       -------    --------      ---------      --------      --------       --------
 plan benefits            $876,071   $9,167,976     $695,986   $1,126,696    $3,270,658      $3,355,904  $4,003,213     $4,986,382

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued


4. Investment Options (continued


The detail of the net assets available for plan benefits by investment option is as follows:

                                                            Investment Options
December 31, 1996                  Total        1             2             3              4            5           6

Assets
Investments:
 Common stock                $45,079,808  $45,079,808
 Pooled separate accounts     36,246,117                  $480,701                  $10,726,542   $8,988,074   $1,340,243
 Investment contracts         10,412,955                               $10,412,955
 Participant loans             3,724,214
                               ---------    --------       ------       ----------    --------      -------      -------
     Total investments        95,463,094   45,079,808      480,701      10,412,955   10,726,542    8,988,074    1,340,243

Accrued interest receivable       10,212
Cash and invested cash (deficit)  17,083       49,125         (262)           (820)     (10,480)     (11,943)      27,524
Other receivables                 24,480                         8             368                                 23,542
Contribution receivable--
 Participant                     161,828       28,231          964          10,661       23,501       25,348          627
 The Lincoln National Life
  Insurance Company            3,203,212    3,203,212
                               ---------    ---------      -------      ---------     --------     --------      -------
     Total assets             98,879,909   48,360,376      481,411      10,423,164   10,739,563    9,001,479    1,391,936

Miscellaneous payables           134,520       74,373                                    12,909       13,367
                                -------        ------      -------      ---------    -----------    --------   ----------
Net assets available for
 plan benefits               $98,745,389  $48,286,003     $481,411     $10,423,164  $10,726,654   $8,988,112   $1,391,936


                                                           Investment Options
December 31, 1996               7             8             9        10           11          12            13              Loans
Assets
Investments:
 Common stock
 Pooled separate accounts    $966,139   $6,513,579     $401,269   $447,340   $1,629,157   $1,122,754    $3,630,319
 Investment contracts
 Participant loans                                                                                                     $3,724,214
                              -------      ------        -------   --------   --------     --------      ---------       ---------
     Total investments        966,139    6,513,579      401,269    447,340    1,629,157   1,122,754      3,630,319      3,724,214

Accrued interest receivable                                                                                                10,212
Cash and invested
 cash (deficit)                (1,802)      (9,317)      (2,058)    (1,933)     (13,763)      1,438         (8,626)
Other receivables                                             7        555
Contribution receivable--
 Participant                    2,776       22,539        2,051      1,938       15,004       6,654         21,534
 The Lincoln National Life
  Insurance Company           ------      -------       -------    -------     --------    --------       --------       --------
     Total assets             967,113    6,526,801      401,269    447,900    1,630,398   1,130,846      3,643,227      3,734,426

Miscellaneous payables            974       12,305                                  720       7,496         12,376
                              --------      ------      -------    --------     -------      ------        ------         ------
Net assets available for
 plan benefits               $966,139   $6,514,496     $401,269   $447,900   $1,629,678  $1,123,350     $3,630,851     $3,734,426


                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                Investment Options
December 31, 1997                     Total        1          2          3             4              5              6

Investment income:
 Cash dividends                 $1,604,366   $1,604,366
 Interest                        1,011,138                           $690,992
                                 ---------    ---------    ------     --------     -------        ------        -------
   Total investment income       2,615,504    1,604,366               690,992
Net realized gain on sale,
distribution and forfeitures
of investments:
  Common stock                   4,343,393    4,343,393
  Pooled separate accounts       2,482,267                $38,502                  $792,850      $704,233       $33,725
                                 ---------     --------    ------    --------      --------       -------        ------
    Total realized gains         6,825,660    4,343,393    38,502                   792,850       704,233        33,725
Net unrealized appreciation
 (depreciation) of investments  22,635,104   16,957,113    (6,849)                2,912,192       303,028        63,418
Contributions:
 Participant                     4,839,046      804,479    13,642     225,243       796,555       745,763       143,661
 The Lincoln National
  Life Insurance Company         5,430,354    5,430,354
                                 --------      --------    ------     -------       -------       -------       -------
    Total contributions         10,269,400    6,234,833    13,642     225,243       796,555       745,763       143,661
Distributions to participants   (6,096,184)  (2,966,329)  (24,350) (1,036,813)     (355,330)     (313,285)     (443,836)
Administrative expenses           (108,251)     (73,950)     (476)     (5,364)       (6,762)       (4,220)       (1,155)
Net transfers                         --     (6,578,182)  (78,205)    696,009       855,723      (595,223)    1,441,543
Net increase (decrease) in net   ---------    ---------    ------    --------       -------       -------      -------
assets available for plan
benefits                        36,141,233   19,521,245   (57,736)    570,067     4,995,228       840,296     1,237,356

Net assets available for plan
benefits at beginning of
the year                        98,745,389   48,286,003   481,411  10,423,164    10,726,654     8,988,112     1,391,936
                               -----------   ---------   --------   ---------    ---------      --------      ---------
Net assets available for plan
benefits at end of the year   $134,886,622  $67,807,248  $423,675 $10,993,231   $15,721,882    $9,828,408    $2,629,292

                                                                          Investment Options
December 31, 1997                    7             8          9          10          11          12          13          Loans

Investment income:
 Cash dividends
 Interest                                                                                                             $320,146
                                 ------         ------    -----       ------      ------       ------      ------      --------
   Total investment income                                                                                             320,146
Net realized gain on sale,
distribution and forfeitures
of investments:
  Common stock
  Pooled separate accounts       $92,386     $ 545,130    $18,465     $19,644     $69,093      $63,683    $104,556
                                 -------       -------    -------     -------      ------      -------     ------       ------
    Total realized gains          92,386       545,130     18,465      19,644      69,093       63,683     104,556
Net unrealized appreciation
 (depreciation) of investments   (12,556)    1,574,956     77,891      56,692     446,475      557,280    (294,536)
Contributions:
 Participant                      54,900       686,925     77,923      61,750     396,285      272,302     559,618
 The Lincoln National Life
  Insurance Company               ------       -------     ------      ------     -------      -------     -------      -------
    Total contributions           54,900       686,925     77,923      61,750     396,285      272,302     559,618
Distributions to participants    (57,010)     (429,179)    (5,494)    (35,262)    (64,180)     (26,482)   (160,100)   (178,534)
Administrative expenses             (726)       (3,794)      (715)       (815)     (1,238)      (1,455)     (2,182)     (5,400)
Net transfers                   (167,062)      279,442    126,647     576,787     794,545    1,367,226     165,006   1,115,744
Net increase (decrease) in net   -------       -------      ------     -------     ------      -------      ------     --------
assets available for plan
benefits                         (90,068)    2,653,480    294,717     678,796   1,640,980    2,232,554     372,362   1,251,956

Net assets available for plan
benefits at beginning of the
year                             966,139     6,514,496    401,269     447,900   1,629,678    1,123,350   3,630,851   3,734,426
                                  --------   ----------   --------    -------- -----------   ----------  ----------  ---------
Net assets available for plan
benefits at end of the year     $876,071    $9,167,976   $695,986  $1,126,696  $3,270,658   $3,355,904  $4,003,213  $4,986,382

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                  Investment Options
December 31, 1996                     Total        1          2          3             4              5              6

Investment income:
 Cash dividends                $ 1,552,560  $ 1,552,560
 Interest                          910,305                        $   577,671
                                   -------    ---------  -------    ---------    -------      -------       -------
   Total investment income       2,462,865    1,552,560               577,671
Net realized gain on sale,
distribution and forfeitures
of investments:
  Common stock                   2,196,645    2,196,645
  Pooled separate accounts       1,056,483               $ 24,494             $   376,640    $  229,263    $   66,209
                                 ---------    ---------    -------   --------     --------        ----         --------
    Total realized gains         3,253,128    2,196,645    24,494                 376,640       229,263        66,209
Net unrealized appreciation
 (depreciation) of investments     301,572   (2,990,993)   (5,603)              1,328,719       840,656       (20,585)
Contributions:
 Participant                     4,604,114      928,146    18,739     280,525     648,453       757,878        24,023
 The Lincoln National
  Life Insurance Company         3,735,645    3,735,645
                                 --------     ----------   ------     -------       ------        -------        -------
    Total contributions          8,339,759    4,663,791    18,739     280,525     648,453       757,878        24,023
Distributions to participants   (5,476,308)  (2,519,969)  (45,389) (1,825,737)   (361,544)     (162,972)      (90,761)
Administrative expenses            (86,481)     (72,414)     (182)     (3,649)     (3,152)       (2,632)         (368)
Net transfers                          --    (2,008,136)  (73,352)    386,625     (47,693)      208,669       344,659
Net increase (decrease) in net   ---------    ---------    ------    --------    --------     ---------      ---------
assets available for plan
benefits                         8,794,535      821,484   (81,293)   (584,565)  1,941,423     1,870,862       323,177

Net assets available for plan
benefits at beginning of the
year                            89,950,854   47,464,519   562,704  11,007,729   8,785,231     7,117,250     1,068,759
                                  ---------   ----------  -------  -----------   -------     ----------    ----------
Net assets available for plan
benefits at end of the year    $98,745,389  $48,286,003  $481,411 $10,423,164 $10,726,654    $8,988,112    $1,391,936

                                                           Investment Options
December 31, 1996                    7            8          9        10         11          12          13             Loans

Investment Income:
Cash dividends
 Interest                                                                                                          $  332,634
                                --------      -------    ------   -------   --------     ------      -------        ---------
   Total investment income                                                                                            332,634
Net realized gain on sale,
distribution and forfeitures
of investments:
  Common stock
  Pooled separate accounts    $   72,847   $  210,364  $  1,747  $  5,366  $   12,575  $   18,728  $   38,250
                              -----------  ----------- --------- --------- ----------- -----------  ----------       ---------
    Total realized gains          72,847      210,364     1,747     5,366      12,575      18,728      38,250
Net unrealized appreciation
 (depreciation) of investments   (53,517)     761,371    29,524    32,985      43,342     109,712     225,961
Contributions:
 Participant                      78,660      675,819    69,712    45,269     351,168     175,491     550,231
 The Lincoln National Life
  Insurance Company
                                 -------      -------    ------    ------      ------     -------      -------      ---------
    Total contributions           78,660      675,819    69,712    45,269     351,168     175,491     550,231
Distributions to participants    (31,195)    (155,289)   (4,176)   (7,064)    (19,452)    (64,952)    (73,291)      (114,517)
Administrative expenses             (378)      (1,922)     (106)      (70)       (373)       (264)       (971)
Net transfers                   (251,497)    (102,851)  127,316   224,733     243,841     258,534     496,499        192,653
                                 -------      -------    ------   -------      ------      ------      ------         ------
Net increase (decrease) in net
assets available for plan
benefits                        (185,080)   1,387,492   224,017   301,219     631,101     497,249   1,236,679        410,770
Net assets available for plan
benefits at beginning of the
year                           1,151,219    5,127,004   177,252   146,681     998,577     626,101   2,394,172      3,323,656
                               ---------    ---------  --------  --------    --------    --------  ----------     ---------
Net assets available for plan
benefits at end of the year    $ 966,139   $6,514,496  $401,269  $447,900  $1,629,678  $1,123,350  $3,630,851     $3,734,426

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                Investment Options
December 31, 1995                     Total        1          2          3             4              5              6
Investment income:
 Cash dividends                 $1,414,060  $ 1,414,060
 Interest                        1,088,214                        $   841,750
                                 ---------   ----------   -------    ---------    -------         ------       -------
   Total investment income       2,502,274    1,414,060               841,750
Net realized gain on sale,
distribution and forfeitures
of investments:
  Common stock                   2,236,343    2,236,343
  Pooled separate accounts         864,428               $ 23,782               $   254,878     $ 302,908    $   38,216
                                  --------    ---------    -------   ---------      -------      --------         ------
    Total realized gains         3,100,771    2,236,343    23,782                   254,878       302,908        38,216
Net unrealized appreciation
of investments                  18,165,654   12,966,702    51,735                 2,075,087     1,473,852        28,481
Contributions:
 Participant                     4,724,597    1.031,057    28,085     444,269       564,727       718,984        31,138
 The Lincoln National
  Life Insurance Company         3,087,927    3,087,927
                                 ---------    ---------    -------    -------       -------       -------        -------
    Total contributions          7,812,524    4,118,984    28,085     444,269       564,727       718,984        31,138
Distributions to participants   (5,949,349)  (3,084,570)  (49,394) (1,235,196)     (387,089)     (431,930)     (148,671)
Administrative expenses            (79,139)     (62,984)     (310)     (5,320)       (3,289)       (2,723)         (599)
Net transfers                         --     (1,252,524)  (94,878)    (25,842)      113,416       242,249           998
Net increase (decrease) in net   ----------   ---------    ------     -------        ------       -------        --------
assets available for plan
benefits                        25,552,735   16,336,011   (40,980)     19,661     2,617,730     2,303,340       (50,437)

Net assets available for plan
benefits at beginning of the
year                            64,398,119   31,128,508   603,684  10,988,068     6,167,501     4,813,910     1,119,196
                                 ---------   -----------  -------- -----------    ----------    ----------    ---------
Net assets available for plan
benefits at end of the year    $89,950,854  $47,464,519  $562,704 $11,007,729    $8,785,231    $7,117,250    $1,068,759

                                                                         Investment Options
December 31, 1995                    7            8          9        10         11          12          13          Loans
Investment income:
 Cash dividends
 Interest                                                                                                        $ 246,464
                                 ------      --------    -----    ------      ------       -------     ------     ---------
   Total investment income                                                                                         246,464
Net realized gain on sale,
distribution and forfeitures
of investments:
  Common stock
  Pooled separate accounts    $   36,634    $ 166,663   $ 4,767  $  1,322    $ 15,881    $  7,592    $ 11,785
                              -----------   ----------  -------- ---------    --------   -------      --------     --------
    Total realized gains          36,634      166,663     4,767     1,322      15,881       7,592      11,785
Net unrealized appreciation
of investments                   140,554    1,009,582    28,318    11,398      83,069     109,101     187,775
Contributions:
 Participant                      91,685      650,298    50,131    32,280     326,608     193,369     561,966
 The Lincoln National Life
 Insurance Company               ------      -------    ------    ------     -------     -------     -------       -------
   Total contributions            91,685      650,298    50,131    32,280     326,608     193,369     561,966
Distributions to participants    (36,650)    (245,114)  (23,412)   (3,412)    (42,492)    (39,639)    (91,402)    (130,378)
Administrative expenses             (454)      (2,079)      (68)      (33)       (289)       (160)       (831)
Net transfers                     62,844     (167,526)   (8,533)   23,953     214,639     126,808     372,323      392,073
Net increase (decrease) in net    ------      ------     ------    ------     -------      ------     -------      -------
assets available for plan
benefits                         294,613    1,411,824    51,203    65,508     597,416     397,071   1,041,616      508,159
Net assets available for plan
benefits at beginning of the
year                             856,606    3,715,180   126,049    81,173     401,161     229,030   1,352,556    2,815,497
                                 --------- ----------  --------  --------    --------    --------  ----------   ---------
Net assets available for plan
benefits at end of the year   $1,151,219   $5,127,004  $177,252  $146,681    $998,577    $626,101  $2,394,172   $3,323,656

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4.  Investment Options (continued)

Information with respect to investment options is as follows:
Option   Description of Investment Option

   1 LNC Common Stock Fund, which invests exclusively in the stock of Lincoln National Corporation. However, some funds may be invested in the Norwest Bank Short-Term Investment Fund until the LNC stock can be purchased.

   2 Government Bond Fund, which invests primarily in bonds backed by the United States government that will mature in 3 to 5 years.

   3 Guaranteed Fund, which invests primarily in contracts which guarantee a rate of return and principal.

   4 Core Equity Fund, which invests primarily in large capitalization stocks of well-established companies.

   5     Medium   Capitalization   Equity  Fund,  which  invests   primarily  in
         medium-sized companies.

   6 Short-Term Fund, which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S.
         government debt.

   7 Government/Corporate Bond Fund, which invests primarily in corporate and U.S. government bonds and mortgage-backed securities.

   8 Large Capitalization Equity Fund, which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.

   9 Balanced Fund, which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

   10 High Yield Bond Fund, which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk.

   11 Small Capitalization Equity Fund, which invests primarily in the stock of new, rapid growth companies.

   12 Value Equity Fund, which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

   13 International Equity Fund, which invests primarily in stocks of non-United States companies.

At December 31, 1997, the fair value of LNC common stock in the LNC Common Stock Fund not subject to agent direction was $6,786,236.

The information as to the number of participants selecting each investment option is not readily available. Beginning January 1, 1994, the Plan began offering investment options 9 through 13 noted above to participants. Investment options 2 and 4 through 13 are invested in pooled separate accounts of the Company through a group annuity contract issued by the Company.

Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

5. Income Tax Status

On February 9, 1995, the IRS ruled that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax based on the present income tax laws. Further, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


6. Tax Implications to Participating Agents

There are no income tax consequences to participating agents arising from their pre-tax contributions, the Company's contributions and income earned in the Plan until actual distribution or withdrawal from the Plan. The tax basis of securities distributed to the participant is provided by the Lincoln National Corporation Benefits Investment Committee.


7. Transactions with Parties-In-Interest

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with the Company. The Company charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $108,251, $86,481, and $79,139 in 1997, 1996, and 1995, respectively.


8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, and in pooled separate accounts and unallocated investment contracts with the Company of $61,674,219, $51,104,187 and $10,993,958 respectively, at December 31, 1997 (45.7%, 37.9% and
8.2% of net assets, respectively). LNC and the Company operate predominately in the insurance and investment management industries.

9. Reconciliation of Financial Statements to 1997 Form 5500

   The following is a reconciliation of net assets available for plan benefits per the financial statements to the 1997 Form 5500:


                                                                                               December 31
                                                                                         1997             1996

Net assets available for plan  benefits per the financial statements            $134,886,622       $98,745,389
 Amounts allocated to withdrawing participants                                          --            (611,241)
                                                                                 -----------        ----------
 Net assets available for plan benefits per the 1997 Form 5500                  $134,886,622       $98,134,148


The following is a reconciliation of distributions to participants per the financial statements to the 1997 Form 5500:

                                                                                                     Year ended
                                                                                               December 31,1997

 Distributions to participants per the financial statements                                         $6,096,184
 Add amounts allocated to withdrawing  participants at December 31, 1997                                   --
 Deduct amounts allocated to withdrawing participants at December 31, 1996                            (611,241)
                                                                                                      --------
 Distributions to participants per the 1997 Form 5500                                               $5,484,943




                  The Lincoln National Life Insurance Company
                    Agents' Savings and Profit-Sharing Plan

                   Notes to Financial Statements (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to year-end but have not yet been paid.

Form 5500 net realized gain and net unrealized appreciation were computed in accordance with the requirements of the Department of Labor. Such amounts differ from amounts reported herein.


10.   Recordkeeping for the Plan

Effective July 1, 1997, the recordkeeping for the Plan was transferred from the Company to Norwest Bank, Minnesota. Also, effective July 1, 1997, the Plan began using the daily valuation method.


11.   Century Compliance (Unaudited)

The year 2000 issue is pervasive and complex and affects virtually every aspect of The Lincoln National Life Insurance Company's ("LNL") businesses. LNL's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The inability to properly recognize date sensitive electronic information and transfer data between systems could cause errors or even a complete systems failure which would result in a temporary inability to process transactions correctly and engage in normal business activities for one or more of LNL's businesses. LNL is redirecting a large portion of its internal information technology efforts and contracting with outside consultants to update its systems to accommodate the year 2000. Also, LNL has initiated formal communications with critical parties that interface with LNL's systems to gain an understanding of their progress in addressing year 2000 issues. While LNL is making every effort to address its own systems and the systems with which it interfaces, it is not possible to provide assurance that operational problems will not occur. LNL presently believes that, with the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the year 2000 issue will not pose significant operational problems for its computer systems. In addition, LNL is developing contingency plans in the event that, despite its best efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the year 2000 issue could have a material adverse impact on the operation of LNL's businesses.

During 1996 and 1997, LNL identified expenditures of approximately $5.5 million ($3.58 million after-tax) that it had spent to address this issue. LNL's financial plans for 1998-2000 include expected expenditures of an additional $20 million ($13.0 million after-tax) on this issue. The cost of addressing year 2000 issues and the timeliness of completion will be closely monitored by management and are based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Nevertheless, there can be no guarantee that these estimated costs will be achieved and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.

12.  Subsequent Event (Unaudited)

On January 2, 1998, the Company completed the purchase of a block of individual life insurance and annuity business from CIGNA Corporation. In connection with this purchase, individuals who became agents of the Company will be eligible to participate in the Plan in 1998.

                                    SIGNATURE





THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                 By /s/ George E. Davis         March 30, 1998
                                     ------------------------------------------
                                     George E. Davis,
                                     Administrator